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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                                 NCH CORPORATION
                            (NAME OF SUBJECT COMPANY)



                                 NCH CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)


                          COMMON STOCK, PAR VALUE $1.00
                         (TITLE OF CLASS OF SECURITIES)


                                   628850 10 9
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                               JOE CLEVELAND, ESQ.
                           VICE PRESIDENT & SECRETARY
                                 NCH CORPORATION
                            2727 CHEMSEARCH BOULEVARD
                               IRVING, TEXAS 75062
                                 (972) 438-0211

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                                    COPY TO:

                              JAMES C. MORPHY, ESQ.
                             KEITH A. PAGNANI, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


              [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

                  This Amendment No. 3 amends and supplements the Schedule 14D-9 filed by NCH Corporation ("NCH"), a Delaware corporation, with the Securities and Exchange Commission (the "SEC") on January 7, 2002, as amended and supplemented by Amendment No. 1 thereto filed by NCH with the SEC on January 18, 2002 and Amendment No. 2 thereto filed by NCH with the SEC on January 22, 2002.


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ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

                  Information previously provided in response to this Item is hereby amended by substituting all references to "arm's-length negotiations" with a reference to "extensive negotiations."



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 25, 2002

                                           NCH CORPORATION



                                           By: /s/ Joe Cleveland
                                              ---------------------------------
                                           Name: Joe Cleveland
                                           Title:  Vice President and Secretary